Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

11 August 2016

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Results of 2016 Annual General Meeting and Director Retirement

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 8 July 2016, were carried at the Annual General Meeting (AGM) of the company today in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	368,503,499	503,169	52,397
2	Remuneration Report	289,099,351	79,863,756	95,958
3(a)	M Hammes re-election	366,097,131	2,872,130	89,804
3(b)	D Harrison re-election	366,625,626	2,365,966	67,473
4	Fix external auditor remuneration	368,538,747	72,293	448,025
5	Grant ROCE RSUs to L Gries	315,438,719	53,030,988	135,024
6	Grant Relative TSR RSUs to L Gries	289,781,726	78,689,096	133,909

Mr Donald McGauchie AO retired as an independent non-executive of James Hardie, effective from the close of today’s Annual General meeting. Speaking at the Annual General Meeting, the Chairman, Mr Michael Hammes thanked Mr McGauchie for his considerable contribution since joining James Hardie as an independent non-executive director in August 2003 and, in particular in his capacity as Deputy Chairman since April 2007.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895